MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

December 9, 2008

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

December 9, 2008 to the Toronto Stock Exchange and the New York Stock Exchange (NYSE Alternext), being the only exchanges upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

The Company announced the filing of a notice of intent to commence arbitration proceedings against the government of El Salvador under the Central America- Dominican Republic-United States of America Free Trade Agreement (“CAFTA”).

Item 5	Full Description of Material Change

Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. (collectively with Pac Rim Cayman LLC, “Pacific Rim” or the “Company”), has filed a Notice of Intent (“NOI”) to commence international arbitration proceedings against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA-DR” or “CAFTA”). Pacific Rim will be claiming significant monetary damages (several hundred million dollars) in the arbitration if a satisfactory resolution is not found within 90 days following the filing of the NOI. The Company has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration.

Basis of Claim

By exploring, discovering and delineating gold deposits in El Salvador while at all times operating in full compliance with El Salvadoran law, Pacific Rim has developed precious metal assets higher in value than the investment of over US$ 75 million undertaken in El Salvador by the Company and its predecessors. The Company’s claims under CAFTA are based on the Government of El Salvador’s breaches of international and El Salvadoran law arising out of the Government’s failure, within its own mandated time frames and pursuant to the clear terms of applicable laws, to issue exploration and exploitation permits to which the Company is entitled. This inaction by the Government of El Salvador has resulted in significant loss to the Company, its employees, and the local communities.

The Company’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006, over two years ago. Development of the El Dorado project has received support from an increasing majority of El Salvadoran citizens, including national and local organizations and their leaders. Despite the inclusion of carefully engineered environmental protections in the El Dorado development and operating plans and strong public support, the Government of El Salvador has not met its responsibility to issue the Company additional permits. Therefore it is with great regret that the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

“It is with deep regret that we must now pursue our legal rights through the initiation of a CAFTA action and we intend to pursue these rights vigorously,” states Tom Shrake, President and CEO of Pacific Rim. “Sadly, it is not just Pacific Rim whose rights are being compromised, but the rights of all Salvadorans and foreign investors. Local communities and social and environmental agencies are being denied the benefits of our community programs. The country is being denied a project that sets new environmental precedents for the Americas and that is destined to become a significant contributor to the economy in the midst of a worldwide economic crisis. With the mine operating, Pacific Rim would be the single greatest contributor to the tax revenues of the country, and rather than providing thousands of new lucrative jobs for El Salvadorans, we have had to dismiss over 200 local workers in the past few months. Nonetheless, we remain committed to resolving our permitting impasse and throughout the mandated 90-day period prior to arbitration, will continue to seek a solution to this dispute with the government of El Salvador so that we can put our employees back to work building and operating a safe and environmentally sound mine that provides the engine for a sustainable economy in the northern region of El Salvador as well as benefiting the nation as a whole.”

Arbitration Process

Under CAFTA rules and procedures, involved parties have 90 days following the filing of the NOI to resolve their dispute amicably. If a resolution is not forthcoming in this timeframe, the Company has the right to commence arbitration proceedings against El Salvador on March 9, 2009. The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

In the arbitration, the Company intends to request, among other things, that the arbitral tribunal award: 1) compensation for the money Pacific Rim has spent in pursuit of its investments in El Salvador; 2) damages for the loss of value that has been created by the Company through its efforts and investments resulting from the Government's wrongful conduct; 3) costs associated with preparation for and conduct of the arbitration proceedings; and 4) pre- and post- award interest on all claims. Once an arbitral tribunal is constituted, the length of the ensuing proceedings may range from approximately one to three years.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report: Barbara Henderson, Vice President Investor Relations (604) 689-1976

Item 8	Date of Report

December 9, 2008